Exhibit 99.9
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Third quarter 2006 results stable at 3.1 billion euros
Interim dividend of 0.87 euro per share,
an increase of 16% (+25% expressed in dollars)1
Main results

• Third quarter 2006 adjusted net income[2]	3.11 billion euros	—
	3.96 billion dollars[3]	+4%

	1.35 euros per share	+2%
	1.72 dollars per share	+6%

• Nine months 2006 adjusted net income[4]	9.85 billion euros	+10%
	12.3 billion dollars	+8%

	4.24 euros per share	+12%
	5.28 dollars per share	+11%

Highlights since the start of the third quarter 2006
•	Continuing exploration success
•	Positive results in the Gulf of Mexico, Congo, Libya, Nigeria, Angola, Indonesia and UK North Sea

•	New acreage in Nigeria, Indonesia, Colombia, Gulf of Mexico and the Netherlands
•	Entry in two major LNG projects : Brass LNG in Nigeria and Ichthys LNG in Australia

•	Launched development of the Tempa Rossa field in Italy

•	Start-up of Phase I Joslyn field SAGD (steam-assisted gravity drain)

•	Acquisition of 4.35% of Cepsa for 4.54 €/share as per the agreement with Santander to settle the arbitration process

•	Agreement on new contractual framework in Bolivia and an increase in the share of Block XX to 75%

Paris, November 8, 2006 -— The Board of Directors of Total, chaired by CEO Thierry Desmarest, met on November 7, 2006 to review the consolidated accounts for the third quarter 2006. Adjusted net income was 3,111 million euros (M€) in the third quarter 2006, in line with the level of the third quarter 2005. Commenting on the results, Thierry Desmarest said :
« After a long period of advances, oil prices lost ground during the third quarter, following a slowdown in demand growth and as perceptions in the market about the risks related to

[1]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger ; the changes in the adjusted net income and the interim dividend are relative to the third quarter 2005 ; assumes an exchange rate of 1€ = $1.27 on the payment date to calculate the change in the interim dividend expressed in dollars

[2]	percent changes are relative to the third quarter 2005

[3]	dollar amounts represent euro amounts converted at the average €/$ exchange rate for the period (1.2743 $/€ in the third quarter 2006, 1.2199 $/€ in the third quarter 2005, 1.2582 $/€ in the second quarter 2006, 1.2447 $/€ in the first nine months of 2006, and 1.2626 $/€ in the first nine months of 2005)

[4]	percent changes are relative to the first nine months of 2005

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
global oil supplies eased. Refining margins were lower than the very high levels reached in 2005 following hurricanes in the Gulf of Mexico, but market conditions for petrochemicals improved as the cost of naphtha fell near the end of the quarter.
Expressed in dollars, the 4% increase in adjusted net income reflects the benefits of a slightly more favorable environment, which were partially offset by an increase in UK petroleum taxes and lower production volumes. Nonetheless, the profitability of Total, 29% for the 12 months ended September 30, is still at the level of the best among the majors. This performance reflects the quality of the Group’s portfolio of activities and the benefit of continued capital discipline.
Total is continuing to implement its investment program, designed in particular to generate production growth of close to 4% per year on average for the period 2005 to 2010. Notably with the start-up of the giant Dalia field in Angola anticipated next month, the return to a period of strong growth is confirmed for 2007. The interim dividend was raised by 16%, a larger increase than the increase in net income, and this demonstrates that the company is confident of its ability to return to sustainable long-term strong production growth.»
•	Key figures from the consolidated accounts of Total[5]

			3Q06				9M06
			vs	in millions of euros,			vs
3Q06	2Q06	3Q05	3Q05	except earnings per share and number of shares	9M06	9M05	9M05

38,357	40,909	37,055	+4%	Sales	117,369	99,042	+19%

6,352	6,672	6,288	+1%	Adjusted operating income from business segments	19,712	17,100	+15%

3,079	3,369	3,008	+2%	Adjusted net operating income from business segments	9,688	8,659	+12%

2,033	2,391	2,202	-8%	• Upstream	6,824	5,897	+16%
798	787	706	+13%	• Downstream	2,235	2,117	+6%
248	191	100	+148%	• Chemicals	629	645	-2%

3,111	3,361	3,126	—	Adjusted net income	9,848	8,951	+10%

1,35	1.45	1.33	+2%	Adjusted fully-diluted earnings per share (euros)[6]	4.24	3.78	+12%

2,302.3	2,323.0	2,351.8	-2%	Fully-diluted weighted-average shares (millions)[6]	2,320.4	2,366.9	-2%

2,419	3,441	3,645	-34%	Net income (Group share)	9,543	9,932	-4%

2,667	2,779	3,357	-21%	Investments	8,196	7,396	+11%

186	624	248	-25%	Divestments (at selling price)	1,207	838	+44%

5,053	4,046	4,764	+6%	Cash flow from operations	13,938	11,498	+21%

4,397	4,678	4,154	+6%	Adjusted cash flow from operations	13,362	12,947	+3%

•	Third quarter 2006 results
>	Operating income
In the third quarter 2006, the average Brent price rose to 69.5 $/b, an increase of 13% compared to the third quarter 2005 and stable compared to the second quarter 2006. The TRCV European refining margin indicator fell to 28.7 $/t on average over the quarter, a

[5]	adjusted income is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger ; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost ; adjustment items are listed on page 14.

Reminder : under IFRS rules for discontinued operations, the historical statements (3Q05 and 9M05) of income with the exception of net income, have been restated to exclude the contribution of Arkema.

[6]	adjusted retroactively to take into account the 4-for-1 stock split completed on May 18, 2006

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
decrease of 35% compared to the third quarter 2005 and 25% compared to the second quarter 2006.
Petrochemical margins in the Atlantic Basin moved higher relative to the same quarter last year and the previous quarter.
The euro/dollar exchange rate was 1.27 $/€ in the third quarter 2006 compared to 1.22 $/€ in the third quarter 2005 and 1.26 $/€ in the second quarter 2006.
In this context, the adjusted operating income from the business segments was 6,352 M€, an increase of 1% compared to the third quarter 20057.
Adjusted net operating income from the business segments was 3,079 M€ compared to 3,008 M€ in the third quarter 2005, or an increase of 2%. These results include charges in the third quarter 2006 related to the increase in UK petroleum taxes retroactive to January 1, 2006, of which 143 € is related to the first half of 2006. Excluding this 143 M€ charge, the increase in the adjusted net operating income from the business segments is 7%.
This increase, which is higher than the percentage increase in operating income, is due notably to the greater contribution of Chemicals in the results and to the performance of the equity affiliates.
>	Net income
Adjusted net income was 3,111 M€ compared to 3,126 M€ in the third quarter 2005. This excludes the after-tax inventory effect, special items, and the Group’s equity share of amortization of intangibles related to the Sanofi-Aventis merger. Excluding the 143 M€ charge for the increase in UK petroleum taxes related to the first half of 2006, the increase in the adjusted net income is 4%.
The after-tax inventory effect (FIFO vs. replacement cost) had a negative effect of 478 M€ in the third quarter 2006 compared to a positive effect of 729 M€ in the third quarter 2005.
Special items had a negative impact on net income of 132 M€ in the third quarter 2006 and were composed mainly of the impact on deferred taxes related to the UK petroleum tax increase (a charge of 71 M€) and restructuring charges in the Chemicals segment. In the third quarter 2005, special items had a negative effect of 98 M€ and were composed mainly of Group’s equity share of special items recorded by Sanofi-Aventis.
The Group’s equity share of amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 82 M€ in the third quarter 2006 and 112 M€ in the third quarter 2005.
Reported net income was 2,419 M€ compared to 3,645 M€ in the third quarter 2005.
The effective tax rate 8 for the Group increased to 56% in the third quarter 2006 from 55% in the third quarter 2005, mainly due to the increase in UK petroleum taxes. In the second quarter 2006, which did not include the increase in UK petroleum taxes, the effective tax rate was 55%.
In the third quarter 2006, the Group bought back 20 million of its shares9 for 1,035 M€.
Adjusted fully-diluted earnings per share, based on 2,302.3 million fully-diluted weighted-average shares, was 1.35 euros in the third quarter 2006 compared to 1.33 euros in the third quarter 2005, an increase of 2%. Excluding the charge for the increase in UK petroleum taxes related to the first half of 2006, the increase is 6%; expressed in dollars, it is 11%.
>	Investments — divestments
Investments in the third quarter 2006 were 2,667 M€ (or approximately 3.4 billion dollars) compared to 3,357 M€ in the third quarter 2005. Excluding the 890 M€ acquisition of 82%

[7]	special items affecting operating income from business segments in the third quarter 2006 included restructuring charges in the Chemicals segment ; there were no special items affecting operating income from business segments in the third quarter 2005

[8]	defined as : (tax on adjusted net operating income) / (adjusted net operating income — income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income)

[9]	excludes 2.3 million shares which are reserved for share grants as per decision of the Board on July 18, 2006

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
of Deer Creek from the third quarter 2005, investments expressed in dollars increased by 13% between the third quarter 2005 and the third quarter 2006.
Divestments in the third quarter 2006 were 186 M€.
>	Cash flow
Cash flow from operations was 5,053 M€, an increase of 6% compared to the third quarter 2005. Adjusted cash flow (cash flow from operations before changes in working capital at replacement cost) was 4,397 M€, an increase of 6%.
Net cash flow10 was 2,572 M€ compared to 1,655 M€ in the third quarter 2005.

[10]	net cash flow = cash flow from operations + divestments — investments

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Results for the first nine months of 2006
> Operating income
Compared to the first nine months of 2005, the average oil market environment for the first nine months of 2006 was marked by a strong increase in oil prices (+25% for Brent to 67 $/b) and by a decrease in refining margins (-24% for the TRCV European refining margin indicator to 30.9 $/t).
The environment for Chemicals is generally comparable for the two periods.
The euro/dollar exchange rate was 1.24 $/€ compared to 1.26 $/€ in the first nine months of 2005.
In this context, the adjusted operating income from the business segments rose to 19,712 M€, an increase of 15% compared to the first nine months of 2005.
Special items affecting operating income from the business segments had a negative impact of 177 M€11 for the first nine months of 2006 and a negative impact of 11 M€11 for the same period last year.
Adjusted net operating income from the business segments rose to 9,688 M€ from 8,659 M€ in the first nine months of 2005, an increase of 12%. The lower percentage increase relative to the increase in operating income is mainly a function of the Upstream segment having a higher effective tax rate and representing a larger proportion of the results in the first nine months of 2006 compared to the first nine months of 2005.
> Net income
Adjusted net income increased by 10% to 9,848 M€ from 8,951 M€ in the first nine months of 2005. This excludes the after-tax inventory effect, special items, and the Group’s equity share of amortization of intangibles related to the Sanofi-Aventis merger.
The after-tax inventory effect (FIFO vs. replacement cost) had a positive impact of 78 M€ in the first nine months of 2006 and a positive impact of 1,502 M€ in the first nine months of 2005. Special items had a negative impact on net income of 132 M€ in the first nine months of 2006 and a negative impact of 274 M€ in first nine months of 200511. The Group’s equity share of amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 251 M€ in the first nine months of 2006 and a negative impact of 247 M€ in the first nine months of 2005.
Reported net income was 9,543 M€ versus 9,932 M€ in the first nine months of 2005.
The effective tax rate for the Group was 56% in the first nine months of 2006 and 53% in the first nine months of 2005. The increase in the UK petroleum taxes accounts for half of the increase. The large share of the Upstream in the results accounts for most of the remainder.
In the first nine months of 2006, the Group bought back 62 million of its shares12 for 3,229 M€. The number of fully-diluted shares as of September 30, 2006 was 2,294.6 million compared to 2,312.9 million on June 30, 2006 and 2,352.2 million on September 30, 2005. In October 2006, the Group bought back 4.7 million shares for 246 M€.
Adjusted fully-diluted earnings per share, based on 2,320.4 million fully-diluted weighted-average shares rose to 4.24 euros from 3.78 euros in the first nine months of 2005, an increase of 12%, which is a higher percentage increase than shown for the adjusted net income thanks to the accretive effect of the share buybacks.

[11]	details of these elements shown on page 14

[12]	excludes 2.3 million shares which are reserved for share grants as per decision of the Board on July 18, 2006

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
> Investments — divestments
Investments were 8,196 M€ compared to 7,396 M€ in the first nine months of 2005. Investments expressed in dollars increased by 9% to 10.2 billion.
Divestments in the first nine months of 2006 were 1,207 M€ compared to 838 M€ for the first nine months of 2005 and include the sale of Upstream assets in the US and in France as well as the reimbursement of carried investments on Akpo in Nigeria.
> Cash flow
Cash flow from operations was 13,938 M€, an increase of 21% compared to the first nine months of 2005.
Adjusted cash flow (cash flow from operations before changes in working capital at replacement cost) was 13,362 M€, an increase of 3%.
Net cash flow was 6,949 M€ compared to 4,940 M€ in the first nine months of 2005.
The net-debt-to-equity ratio was 26% at September 30, 2006 compared to 30% at June 30, 2006 and 26% at September 30, 200513, in line with the target range of the Group.

[13]	calculations detailed on page 15

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Analysis of segments results
Upstream
> Environment — liquids and gas price realizations*

			3Q06				9M06
			vs				vs
3Q06	2Q06	3Q05	3Q05		9M06	9M05	9M05

69.5	69.6	61.5	+13%	Brent ($/b)	67.0	53.7	+25%

65.4	66.2	57.8	+13%	Average liquids price ($/b)	63.4	49.9	+27%

5.59	5.75	4.65	+20%	Average gas price ($/Mbtu)	5.84	4.47	+31%

• consolidated subsidiaries, excluding fixed margin and buy-back contracts
The increase in Total’s average liquids price was in line with the increase in the Brent price for both the third quarter and first nine months comparisons.
Total’s average gas price was lower in the third quarter 2006 than in the second quarter 2006 due to a decrease in spot prices. For the first nine months of 2006, gas prices have benefited from the lag effect on long-term contracts, essentially in Europe.
> Production

			3Q06				9M06
			vs				vs
3Q06	2Q06	3Q05	3Q05	Hydrocarbon production	9M06	9M05	9M05

2,294	2,290	2,428	-6%	Combined production (kboe/d)	2,341	2,498	-6%

1,485	1,466	1,607	-8%	• Liquids (kb/d)	1,503	1,631	-8%
4,411	4,501	4,491	-2%	• Gas (Mcfd)	4,568	4,742	-4%

Hydrocarbon production was 2,294 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2006 compared to 2,428 kboe/d in the third quarter 2005, a decrease of 5.5%, mainly as a result of :
•	-2.5% due to the price effect[14],

•	-1% due to divestments of onshore US assets,

•	-2% due to production shut-downs in the Niger Delta area due to safety issues.
Excluding these elements, the positive impact of new field start-ups were offset by the effects of normal declines, unscheduled maintenance and the termination of the Jusepin field contract in Venezuela.
Production volumes were stable from the second to the third quarter 2006. The level of maintenance programs was generally unchanged. The re-start of the Girassol field was offset by production shut-downs and lower off-takes in the Netherlands.

[14]	impact of hydrocarbon prices on entitlement volumes from production sharing and buy-back contracts

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
> Results

			3Q06				9M06
			vs				vs
3Q06	2Q06	3Q05	3Q05	in millions of euros	9M06	9M05	9M05

5,000	5,376	5,199	-4%	Adjusted operating income*	15,977	13,421	+19%

2,033	2,391	2,202	-8%	Adjusted net operating income*	6,824	5,897	+16%
172	155	113	+52%	• Income from equity affiliates	470	328	+43%

2,073	2,209	2,589	-20%	Investments	6,363	5,590	+14%

80	502	161	-50%	Divestments at selling price	935	551	+70%

2,534	3,371	2,818	-10%	Cash flow	9,736	7,737	+26%

* detail of adjustment items shown in business segment information
Adjusted net operating income for the Upstream segment was 2,033 M€ in the third quarter 2006 compared to 2,202 M€ in the third quarter 2005, a decrease of 8%.
The third quarter 2006 includes a charge of 143 M€ for the increase in the UK petroleum taxes related to the first half of 2006 and 60 M€ for the third quarter 2006. Excluding the charge for the increase in UK petroleum taxes related to the first half of 2006, the decrease would be limited to 1%.
Excluding the increase in UK petroleum taxes in its entirety, the adjusted net operating income for the Upstream segment would have increased by 2%. This increase corresponds to the improvement in the equity affiliates, which reflects the stronger oil market environment and in particular includes the growing contribution from trains 4 and 5 at Nigeria LNG.
The positive effect of higher oil and gas prices was offset by the negative impact of lower sales volumes, a decline in the value of the dollar and higher exploration and production expenses.
The average Upstream tax rate increased to 64% in the third quarter 2006 from 60% in the third quarter 2005 and the second quarter 2006, essentially due to higher oil and gas prices and the increase in the UK petroleum taxes. The impact of including the charge for the increase in the UK petroleum taxes related to the first half of 2006 in the third quarter 2006 is about 3%.
The recurring effect on the tax rate of the Upstream segment caused by the increase in the UK petroleum tax is expected to be approximately 1.5%.
The return on average capital employed (ROACE15) for the Upstream segment for the twelve months ended September 30, 2006 was 39% compared to 37% for the twelve months ended September 30, 2005 and 40% for the full year 2005.

[15]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 16

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Downstream
> Refinery throughout

			3Q06				9M06
			vs				vs
3Q06	2Q06	3Q05	3Q05	Refinery throughput (kb/d)	9M06	9M05	9M05

2,533	2,432	2,379	+6%	Total refinery throughput*	2,462	2,407	+2%

976	888	951	+3%	• France	922	944	-2%
1,257	1,214	1,124	+12%	• Rest of Europe*	1,228	1,143	+7%
300	330	304	-1%	• Rest of world	312	321	-3%

* includes share of Cepsa
The refinery utilization rate was 92% in the third quarter 2006 compared to 88% in the third quarter 2005 and 86% in the second quarter 2006.
A major turnaround of the steam-cracker at the Port Arthur refinery began at the end of the third quarter 2006.
In the third quarter 2005, there were turnarounds at the Antwerp and Normandy refineries.
The utilization rate in the second quarter 2006 was affected by the completion of a turnaround at the Provence refinery.
> Results

			3Q06				9M06
			vs	in millions of euros			vs
3Q06	2Q06	3Q05	3Q05	(except the TRCV refining margin index)	9M06	9M05	9M05

28.7	38.3	44.3	-35%	TRCV — European refining margin indicator ($/t)	30.9	40.4	-24%

1,002	1,036	981	+2%	Adjusted operating income *	2,894	2,816	+3%

798	787	706	+13%	Adjusted net operating income *	2,235	2,117	+6%

64	81	71	-10%	• Income from equity affiliates	206	211	-2%

383	368	493	-22%	Investments	1,072	1,069	—

90	50	21	+329%	Divestments at selling price	153	124	+23%

1,180	984	893	+32%	Cash flow	3,365	2,512	+34%

1,142	1,087	796	+43%	Adjusted cash flow	3,060	2,520	+21%

* detail of adjustment items shown in business segment information
Adjusted net operating income for the Downstream segment was 798 M€ compared to 706 M€ in the third quarter 2005, an increase of 13%.
The negative impact of the less favorable refining environment was more than offset by improved conditions in the marketing sector as well as by the increase in refinery throughput and other favorable market effects.
The ROACE for the Downstream segment for the twelve months ended September 30, 2006 was 28% compared to 32% for the twelve months ended September 30, 2005 and 28% for the full year 2005.

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Patricia MARIE
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Paul FLOREN
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Christine de CHAMPEAUX
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Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
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Philippe GATEAU
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Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Chemicals
> Results
Under IFRS rules for discontinued operations, the historical statements on income, with the exception of net income, have been restated to exclude the contribution of Arkema.

			3Q06				9M06
			vs				vs
3Q06	2Q06	3Q05	3Q05	in millions of euros	9M06	9M05	9M05

4,849	4,965	4,042	+20%	Sales	14,503	12,471	+16%
3,135	3,122	2,402	+31%	• Base chemicals	9,120	7,604	+20%
1,713	1,843	1,640	+4%	• Specialties	5,382	4,867	+11%

350	260	108	+224%	Adjusted operating income*	841	863	-3%

248	191	100	+148%	Adjusted net operating income*	629	645	-2%
155	85	1	x155	• Base chemicals	318	369	-14%
87	109	88	-1%	• Specialties	299	261	+15%

202	176	275	-27%	Investments	702	678	+4%

4	67	—	ns	Divestments at selling price	99	30	+230%

291	(7)	498	-42%	Cash flow	247	785	-69%

329	255	213	+54%	Adjusted cash flow	889	1,107	-20%

*	detail of adjustment items shown in business segment information
Sales for the Chemicals segment increased by 20% to 4,849 M€ in the third quarter 2006 from 4,042 M€ in the third quarter 2005.
Adjusted net operating income for the Chemicals segment rose to 248 M€, a sharp increase from the third quarter 2005.
In a context of solid market demand, petrochemical margins benefited from a decrease in naphtha prices at the end of the quarter.
Specialties continue to benefit from global economic growth and have performed well taking into account the seasonality of certain activities.
The ROACE for the Chemicals segment for the twelve months ended September 30, 2006 was 13.5%, the same level as for the twelve months ended September 30, 2005. For the full year 2005, the ROACE for the Chemicals segment was 15%.

2, place de la Coupole
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92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Interim dividend
Net income for Total S.A., the parent company, was 3,429 M€ for the first nine months of 2006, compared to 2,763 M€ for the first nine months of 2005.
The Board of Directors met on November 7, 2006, and, after reviewing the accounts, approved an interim 2006 dividend of 0.87 euro per share, an increase of 16% compared to the interim dividend paid in November 2005.
Expressed in dollars, the increase is 25%16.
The payment date will be November 17, 2006.
● Summary and Outlook
For the twelve months ended September 30, 2006, the ROACE was 29% at the Group level and 32% at the level of the business segments, compared to 29% and 31% respectively for the twelve months ended September 30, 2005.
The return on equity for the twelve months ended September 30, 2006 was 34%.
The Group maintains its target range of around 25-30% for the net-debt-to-equity ratio.
Since the beginning of the fourth quarter 2006, oil prices have remained high, albeit at a level below the year-to-date average, and refining margins have maintained a level close to that of the third quarter 2006.
♦ ♦ ♦
To listen to the conference call with CFO Robert Castaigne and financial analysts today at 15:30 (Paris time), 14:30 (UK time) please call +44 (0)207 162 0025 in Europe or +1 334 323 6201 in the US (access code : Total) or log on to the company website www.total.com. For a replay, dial +44 (0)207 031 4064 in Europe or 1 954 334 0342 (code : 722207).
The September 30, 2006 notes to the consolidated accounts are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
In accordance with IAS 2, the Group values inventories of crude oil and petroleum products in the financial statements in accordance with the FIFO (First in, First out) method and other inventories using the weighted-average cost method. However, in the note setting forth information by business segment, the Group continues to present the results for the Downstream segment according to the replacement cost method and those of the Chemicals segment according to the LIFO (Last in, First out) method in order to ensure the comparability of the Group’s results with those of its main competitors, notably from North America. The inventory valuation effect is the difference between the results according to the FIFO method and the results according to the replacement cost or LIFO method.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

[16]	based on an exchange rate of 1€ = $1.27 on the date of payment

2, place de la Coupole
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Catherine ENCK
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Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Operating information by segment
Third quarter and first nine months of 2006
● Upstream

			3Q06				9M06
			vs	Combined liquids and gas production			vs
3Q06	2Q06	3Q05	3Q05	by region (kboe/d)	9M06	9M05	9M05

674	708	698	-3%	Europe	720	773	-7%
716	692	753	-5%	Africa	717	783	-8%
17	7	40	-58%	North America	12	44	-73%
250	250	255	-2%	Far East	251	248	+1%
396	402	407	-3%	Middle East	403	394	+2%
234	225	266	-12%	South America	231	247	-6%
7	6	9	-22%	Rest of world	7	9	-22%

2,294	2,290	2,428	-6%	Total production	2,341	2,498	-6%

			3Q06				9M06
3Q06	2Q06	3Q05	vs	Liquids production by region (kb/d)	9M06	9M05	vs
			3Q05				9M05

354	358	367	-4%	Europe	363	392	-7%
620	604	682	-9%	Africa	626	703	-11%
7	1	9	-22%	North America	3	10	-70%
28	29	30	-7%	Far East	29	30	-3%
345	350	354	-3%	Middle East	351	342	+3%
124	118	157	-21%	South America	124	146	-15%
7	6	8	-13%	Rest of world	7	8	-13%

1,485	1,466	1,607	-8%	Total production	1,503	1,631	-8%

2, place de la Coupole
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92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com

			3Q06				9M06
3Q06	2Q06	3Q05	vs	Gas production by region (Mcfd)	9M06	9M05	vs
			3Q05				9M05

1,738	1,900	1,798	-3%	Europe	1,935	2,068	-6%
509	469	377	+35%	Africa	478	426	+12%
48	31	159	-70%	North America	48	180	-73%
1,240	1,231	1,252	-1%	Far East	1,237	1,218	+2%
272	279	288	-6%	Middle East	278	280	-1%
602	589	615	-2%	South America	590	568	+4%
2	2	2	—	Rest of world	2	2	—

4,411	4,501	4,491	-2%	Total production	4,568	4,742	-4%

• Downstream

			3Q06				9M06
3Q06	2Q06	3Q05	vs	Refined product sales by region (kb/d)*	9M06	9M05	vs
			3Q05				9M05

2,688	2,658	2,702	-1%	Europe	2,677	2,636	+2%
353	318	346	+2%	Africa	329	335	-2%
583	603	714	-18%	Americas	604	640	-6%
147	198	48	+206%	Rest of world	192	176	+9%

3,771	3,777	3,810	-1%	Total	3,802	3,787	—

*	includes trading and equity share of Cepsa

2, place de la Coupole
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Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
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Philippe GATEAU
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Burkhard REUSS
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TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Adjustment items
● Adjustments to operating income from business segments

3Q06	2Q06	3Q05	in millions of euros	9M06	9M05

			Special items affecting operating income from
(122)	(50)	—	business segments	(177)	(11)

(10)	(23)	—	• Restructuring charges	(33)	—
(50)	—	—	• Impairments	(50)	(11)
(62)	(27)	—	• Other	(94)	—

(681)	383	1,066	Pre-tax inventory effect : FIFO vs. replacement cost	75	2,179

			Total adjustments affecting operating income from
(803)	333	1,066	business segments	(102)	2,168

● Adjustments to net income (Group share)

3Q06	2Q06	3Q05	in millions of euros	9M06	9M05

(132)	(110)	(98)	Special items affecting net income (Group share)	(132)	(274)

(2)	(35)	(87)	• Equity share of special items recorded by Sanofi-Aventis	(35)	(165)
—	—	—	• Gain on asset sales	130	—
(80)	(44)	—	• Restructuring charges	(139)	(90)
(32)	—	—	• Impairments	(32)	(8)
(18)	(31)	(11)	• Other	(56)	(11)

			Adjustment related to the Sanofi-Aventis merger*
(82)	(86)	(112)	(share of amortization of intangible assets)	(251)	(247)

(478)	276	729	After-tax inventory effect : FIFO vs. replacement cost	78	1,502

(692)	80	519	Total adjustments to net income	(305)	981

*	based on 13% participation in Sanofi-Aventis at 9/30/2006, 6/30/2006 and 9/30/2005

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Net-debt-to-equity ratio

in millions of euros	9/30/2006	6/30/2006	9/30/2005

Current borrowings	11,426	13,707	12,856
Net current financial instruments	(108)	45	(806)
Non-current financial debt	12,994	13,256	13,377
Hedging instruments of non-current debt	(526)	(588)	(599)
Cash and cash equivalents	(13,366)	(14,602)	(14,989)

Net debt	10,420	11,818	9,839

Shareholders equity	41,761	40,272	39,725
Accrued dividend payable based on shares at the close of the period*	(2,756)	(1,860)	(2,362)
Minority interests	863	783	1,015

Equity	39,868	39,195	38,378

Net-debt-to-equity ratio	26.1%	30.2%	25.6%

*	as of September 30, 2006, this represents a dividend of 1.62 €/share for each 2.5 € par value share
2006 Sensitivities*

			Impact on operating	Impact on net
	Scenario	Change	income (e)	operating income (e)

€/$	1.20 $/€	+0.1 € per $	+1.6 B€	+0.8 B€

Brent	40-50 $/b	+1 $/b	+0.41 B€	+0.17 B€

TRCV — European refining margin indicator	25 $/t	+1 $/t	+0.09 B€	+0.06 B€

*	sensitivities revised once per year upon publication of the previous year fourth quarter results

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Return on average capital employed
● For the 12 months ended September 30, 2006

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,956	3,034	951	12,941	13,680
Capital employed at September 30, 2005*	21,663	10,017	6,837	38,517	45,273
Capital employed at September 30, 2006*	24,561	11,431	7,257	43,249	50,371

ROACE	38.8%	28.3%	13.5%	31.7%	28.6%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for Arkema by 2,268 M€ at 9/30/2005 and for the Toulouse-AZF provision of 45 M€ pre-tax at 9/30/2005 and 85 M€ pre-tax at 9/30/2006
● For the 12 months ended September 30, 2005

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	7,302	2,955	917	11,174	11,943
Capital employed at September 30, 2004*	17,700	8,451	6,776	32,927	37,157
Capital employed at September 30, 2005*	21,663	10,017	6,837	38,517	45,274

ROACE	37.1%	32.0%	13.5%	31.3%	29.0%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for Arkema by 2,411 M€ at 9/30/2004 and by 2,268 M€ at 9/30/2005 and for the Toulouse-AZF provision of 139 M€ pre-tax at 9/30/2004 and 45 M€ pre-tax at 9/30/2005
● For the full year 2005

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,029	2,916	967	11,912	12,586
Capital employed at December 31, 2004*	16,280	9,654	6,205	32,139	38,314
Capital employed at December 31, 2005*	23,522	11,421	6,885	41,828	49,341

ROACE	40.3%	27.7%	14.8%	32.2%	28.7%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced by 2,058 M€ for Arkema at 12/31/2004 and 2,235 M€ at 12/31/2005 and for the Toulouse-AZF provision of 110 M€ pre-tax at 12/31/2004 and 133 M€ pre-tax at 12/31/2005

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	3rd quarter	2nd quarter	3rd quarter
Amounts in millions of euros (1)	2006	2006	2005

Sales	38,357	40,909	37,055
Excise taxes	(4,829)	(5,141)	(5,206)
Revenues from sales	33,528	35,768	31,849

Purchases, net of inventory variation	(21,642)	(22,387)	(19,537)
Other operating expenses	(5,001)	(5,172)	(3,721)
Unsuccessful exploration costs	(159)	(146)	(113)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,299)	(1,212)	(1,213)

Operating income
Corporate	(122)	(154)	(89)
Business segments *	5,549	7,005	7,354

Total operating income	5,427	6,851	7,265

Other income	56	72	3
Other expense	(161)	(158)	(28)

Financial interest on debt	(545)	(387)	(314)
Financial income from marketable securities and cash equivalents	381	340	254
Cost of net debt	(164)	(47)	(60)

Other financial income	144	201	98
Other financial expense	(74)	(69)	(76)
Income taxes	(3,262)	(3,644)	(3,751)
Equity in income (loss) of affiliates	529	376	278

Consolidated net income from continuing operations (Group without Arkema)	2,495	3,582	3,729

Consolidated net income from discontinued operations (Arkema)	(13)	—	20

Consolidated net income	2,482	3,582	3,749

Group share **	2,419	3,441	3,645
Minority interests and dividends on subsidiaries’ redeemable preferred shares	63	141	104

Earnings per share (euro)	1.06	1.49	1.56

Fully-diluted earnings per share (euro) ***	1.05	1.48	1.55

* Adjusted operating income from business segments	6,352	6,672	6,288

Adjusted net operating income from business segments	3,079	3,369	3,008

** Adjusted net income	3,111	3,361	3,126

*** Adjusted fully-diluted earnings per share (euro)	1.35	1.45	1.33

(1)	Except for earnings per share

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	9 months	9 months
Amounts in millions of euros (1)	2006	2005

Sales	117,369	99,042
Excise taxes	(14,577)	(15,503)
Revenues from sales	102,792	83,539

Purchases, net of inventory variation	(64,471)	(48,220)
Other operating expenses	(14,923)	(12,424)
Unsuccessful exploration costs	(420)	(277)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,742)	(3,604)

Operating income
Corporate	(374)	(254)
Business segments *	19,610	19,268

Total operating income	19,236	19,014

Other income	389	88
Other expense	(404)	(105)

Financial interest on debt	(1,260)	(844)
Financial income from marketable securities and cash equivalents	992	650
Cost of net debt	(268)	(194)

Other financial income	451	297
Other financial expense	(194)	(194)
Income taxes	(10,719)	(9,623)
Equity in income (loss) of affiliates	1,349	888

Consolidated net income from continuing operations (Group without Arkema)	9,840	10,171

Consolidated net income from discontinued operations (Arkema)	(5)	31

Consolidated net income	9,835	10,202

Group share **	9,543	9,932
Minority interests and dividends on subsidiaries’ redeemable preferred shares	292	270

Earnings per share (euro)	4.15	4.22

Fully-diluted earnings per share (euro) ***	4.11	4.20

* Adjusted operating income from business segments	19,712	17,100

Adjusted net operating income from business segments	9,688	8,659

** Adjusted net income	9,848	8,951

*** Adjusted fully-diluted earnings per share (euro)	4.24	3.78

(1)	Except for earnings per share

CONSOLIDATED BALANCE SHEET
TOTAL

	Amounts in millions of euros
	September 30,	June 30,	December 31,	September 30,
	2006	2006	2005	2005
	(unaudited)	(unaudited)		(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	4,608	4,658	4,384	4,305
Property, plant and equipment, net	39,809	38,920	40,568	39,264
Equity affiliates : investments and loans	13,275	12,702	12,652	12,167
Other investments	1,635	1,656	1,516	1,302
Hedging instruments of non-current financial debt	526	588	477	599
Other non-current assets	2,204	2,186	2,794	1,905

TOTAL NON-CURRENT ASSETS	62,057	60,710	62,391	59,542

CURRENT ASSETS
Inventories, net	11,531	12,215	12,690	12,951
Accounts receivable, net	16,981	17,715	19,612	17,740
Prepaid expenses and other current assets	7,182	6,632	6,799	6,295
Current financial instruments	139	159	334	908
Cash and cash equivalents	13,366	14,602	4,318	14,989

TOTAL CURRENT ASSETS	49,199	51,323	43,753	52,883

TOTAL ASSETS	111,256	112,033	106,144	112,425

LIABILITIES & SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common shares	6,063	6,179	6,151	6,226
Paid-in surplus and retained earnings	41,367	41,279	37,504	37,882
Cumulative translation adjustment	(501)	(650)	1,421	998
Treasury shares	(5,168)	(6,536)	(4,431)	(5,381)

SHAREHOLDERS’ EQUITY — GROUP SHARE	41,761	40,272	40,645	39,725

Minority interests and subsidiaries’ redeemable preferred shares	863	783	838	1,015

TOTAL SHAREHOLDERS’ EQUITY	42,624	41,055	41,483	40,740

NON-CURRENT LIABILITIES
Deferred income taxes	7,133	6,909	6,976	7,653
Employee benefits	3,076	2,976	3,413	3,574
Other non-current liabilities	6,108	6,187	7,051	6,589

TOTAL NON-CURRENT LIABILITIES	16,317	16,072	17,440	17,816

NON-CURRENT FINANCIAL DEBT	12,994	13,256	13,793	13,377

CURRENT LIABILITIES
Accounts payable	13,338	14,149	16,406	13,473
Other creditors and accrued liabilities	14,526	13,590	13,069	14,061
Current borrowings	11,426	13,707	3,920	12,856
Current financial instruments	31	204	33	102

TOTAL CURRENT LIABILITIES	39,321	41,650	33,428	40,492

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	111,256	112,033	106,144	112,425

The comparative balance sheets until December 31, 2005 include the sub group Arkema which was spun-off on May 12, 2006.

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL
(unaudited)

	3rd quarter	2nd quarter	3rd quarter
Amounts in millions of euros	2006	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,482	3,582	3,749
Depreciation, depletion and amortization	1,343	1,253	1,315
Non-current liabilities, valuation allowances and deferred taxes	67	83	206
Impact of coverage of pension benefit plans	—	(37)	—
Unsuccessful exploration costs	159	146	113
(Gains) Losses on sales of assets	(56)	(72)	(31)
Undistributed affiliates equity earnings	(380)	111	(159)
(Increase) Decrease in operating assets and liabilities	1,337	(1,015)	(456)
Other changes, net	101	(5)	27

CASH FLOW FROM OPERATING ACTIVITIES	5,053	4,046	4,764

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,157)	(2,288)	(2,178)
Exploration costs charged directly to expense	(118)	(145)	(84)
Acquisitions of subsidiaries, net of cash acquired	(25)	(11)	(903)
Investments in equity affiliates and other securities	(77)	(64)	(62)
Increase in non-current loans	(290)	(271)	(130)

Total expenditures	(2,667)	(2,779)	(3,357)
Proceeds from sale of intangible assets and property, plant and equipment	20	49	31
Proceeds from sale of subsidiaries, net of cash sold	—	—	—
Proceeds from sale of non-current investments	75	86	69
Repayment of non-current loans	91	489	148

Total divestitures	186	624	248

CASH FLOW USED IN INVESTING ACTIVITIES	(2,481)	(2,155)	(3,109)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
Parent company’s shareholders	10	7	9
Treasury shares	(1,085)	(968)	(655)
Minority shareholders	2	1	8
Subsidiaries’ redeemable preferred shares	—	—	—
Cash dividends paid:
- Parent company’s shareholders	—	(2,012)	—
- Minority shareholders	—	(224)	—
Net issuance (repayment) of non-current debt	682	395	1,197
Increase (Decrease) in current borrowings	(3,662)	1,369	(759)
Other changes, net	—	—	—

CASH FLOW FROM FINANCING ACTIVITIES	(4,053)	(1,432)	(200)

Net increase (decrease) in cash and cash equivalents	(1,481)	459	1,455
Effect of exchange rates and changes in reporting entity	245	(673)	(43)
Cash and cash equivalents at the beginning of the period	14,602	14,816	13,577

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	13,366	14,602	14,989

Third quarter 2005 cash flow statement includes the sub-group Arkema which was spun-off on May 12, 2006.

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL
(unaudited)

	9 months	9 months
Amounts in millions of euros	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	9,835	10,202
Depreciation, depletion and amortization	3,925	3,915
Non-current liabilities, valuation allowances and deferred taxes	244	1,070
Impact of coverage of pension benefit plans	(37)	—
Unsuccessful exploration costs	420	277
(Gains) Losses on sales of assets	(389)	(73)
Undistributed affiliates equity earnings	(644)	(335)
(Increase) Decrease in operating assets and liabilities	501	(3,628)
Other changes, net	83	70

CASH FLOW FROM OPERATING ACTIVITIES	13,938	11,498

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(6,496)	(5,674)
Exploration costs charged directly to expense	(373)	(223)
Acquisitions of subsidiaries, net of cash acquired	(105)	(903)
Investments in equity affiliates and other securities	(200)	(134)
Increase in non-current loans	(1,022)	(462)

Total expenditures	(8,196)	(7,396)
Proceeds from sale of intangible assets and property, plant and equipment	329	225
Proceeds from sale of subsidiaries, net of cash sold	—	11
Proceeds from sale of non-current investments	164	112
Repayment of non-current loans	714	490

Total divestitures	1,207	838

CASH FLOW USED IN INVESTING ACTIVITIES	(6,989)	(6,558)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
Parent company’s shareholders	488	9
Treasury shares	(3,171)	(2,674)
Minority shareholders	15	79
Subsidiaries’ redeemable preferred shares	—	(156)
Cash dividends paid:
- Parent company’s shareholders	(2,022)	(1,765)
- Minority shareholders	(230)	(152)
Net issuance (repayment) of non-current debt	1,807	2,235
Increase (Decrease) in current borrowings	5,911	7,433
Other changes, net	—	(1)

CASH FLOW FROM FINANCING ACTIVITIES	2,798	5,008

Net increase (decrease) in cash and cash equivalents	9,747	9,948
Effect of exchange rates and changes in reporting entity	(699)	1,181
Cash and cash equivalents at the beginning of the period	4,318	3,860

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	13,366	14,989

Nine months 2005 cash flow statement includes the sub-group Arkema which was spun-off on May 12, 2006.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL

			Paid-in					Subsidiaries'
			surplus and	Cumulative			Shareholders'	redeemable
	Common shares issued		retained	Translation	Treasury shares		equity Groupe	preferred	Minority	Total
(Amounts in millions of euros)	Number	Amount	earnings	adjustment	Number	Amount	share	shares	interests	equity

As of January 1, 2005	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418

Net income for the first nine months	—	—	9,932	—	—	—	9,932	1	269	10,202

Items recognized directly in equity	—	—	63	2,427	—	—	2,490	8	235	2,733

Total excluding transactions with shareholders	—	—	9,995	2,427	—	—	12,422	9	504	12,935

Cash dividend	—	—	(1,765)	—	—	—	(1,765)	—	(152)	(1,917)

Issuance of common shares	1,076,359	11	77	—	—	—	88	—	—	88

Purchase of treasury shares	—	—	—	—	(15,693,500)	(2,927)	(2,927)	—	—	(2,927)

Sale of treasury shares (1)	—	—	30	—	1,774,063	193	223	—	—	223

Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(156)	—	(156)

Share-based payments	—	—	76	—	—	—	76	—	—	76

Transactions with shareholders	1,076,359	11	(1,582)	—	(13,919,437)	(2,734)	(4,305)	(156)	(152)	(4,613)

Cancellation of repurchased shares	(13,527,578)	(135)	(2,248)	—	13,527,578	2,383	—	—	—	—

As of September 30, 2005	622,563,889	6,226	37,882	998	(39,464,346)	(5,381)	39,725	—	1,015	40,740

Net income for the fourth quarter	—	—	2,341	—	—	—	2,341	—	100	2,441

Items recognized directly in equity	—	—	355	423	—	—	778	—	(192)	586

Total excluding transactions with shareholders	—	—	2,696	423	—	—	3,119	—	(92)	3,027

Cash dividend	—	—	(1,745)	—	—	—	(1,745)	—	(85)	(1,830)

Issuance of common shares	100,397	1	11	—	—	—	12	—	—	12

Purchase of treasury shares	—	—	—	—	(2,625,000)	(558)	(558)	—	—	(558)

Sale of treasury shares (1)	—	—	4	—	292,024	33	37	—	—	37

Share-based payments	—	—	55	—	—	—	55	—	—	55

Transactions with shareholders	100,397	1	(1,675)	—	(2,332,976)	(525)	(2,199)	—	(85)	(2,284)

Cancellation of repurchased shares	(7,547,990)	(76)	(1,399)	—	7,547,990	1,475	—	—	—	—

As of December 31, 2005	615,116,296	6,151	37,504	1,421	(34,249,332)	(4,431)	40,645	—	838	41,483

Net income for the first nine months	—	—	9,543	—	—	—	9,543	—	292	9,835

Items recognized directly in equity	—	—	159	(1,713)	—	—	(1,554)	—	(29)	(1,583)

Total excluding transactions with shareholders	—	—	9,702	(1,713)	—	—	7,989	—	263	8,252

Four-for-one split of shares par value (2)	1,845,348,888	—	—	—	(102,747,996)	—	—	—	—	—

Spin-off of Arkema	—	—	(2,045)	(209)	—	—	(2,254)	—	(8)	(2,262)

Cash dividend	—	—	(2,022)	—	—	—	(2,022)	—	(230)	(2,252)

Issuance of common shares	11,750,640	29	453	—	—	—	482	—	—	482

Purchase of treasury shares	—	—	—	—	(64,295,684)	(3,346)	(3,346)	—	—	(3,346)

Sale of treasury shares (1)	—	—	—	—	4,678,367	151	151	—	—	151

Share-based payments	—	—	116	—	—	—	116	—	—	116

Transactions with shareholders	1,857,099,528	29	(3,498)	(209)	(162,365,313)	(3,195)	(6,873)	—	(238)	(7,111)

Cancellation of repurchased shares	(47,020,000)	(117)	(2,341)	—	47,020,000	2,458	—	—	—	—

As of September 30, 2006	2,425,195,824	6,063	41,367	(501)	(149,594,645)	(5,168)	41,761	—	863	42,624

(1)	Treasury shares related to the stock option purchase plans
(2)	Annual Meeting of shareholders, May 12, 2006

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros
3rd quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,684	28,818	4,849	6		38,357
Intersegment sales	4,782	1,292	362	40	(6,476)	—
Excise taxes	—	(4,829)	—	—	—	(4,829)

Revenues from sales	9,466	25,281	5,211	46	(6,476)	33,528

Operating expenses	(3,631)	(24,665)	(4,823)	(159)	6,476	(26,802)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(835)	(272)	(183)	(9)		(1,299)

Operating income	5,000	344	205	(122)		5,427

Equity in income (loss) of affiliates and other items	252	84	(94)	252		494
Tax on net operating income	(3,304)	(94)	(25)	108		(3,315)

Net operating income	1,948	334	86	238		2,606

Net cost of net debt						(111)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(63)

Net income from continuing operations Group share						2,432

Net income from discontinued operations Group share						(13)

Net income Group share						2,419

3rd quarter 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	(658)	(95)	(9)		(762)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(50)	—		(50)

Operating income (1)	—	(658)	(145)	(9)		(812)

Equity in income (loss) of affiliates and other items (2)	—	(5)	(99)	12		(92)
Tax on net operating income	(85)	199	82	2		198

Net operating income (1)	(85)	(464)	(162)	5		(706)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						14

Net income from continuing operations Group share						(692)

Net income from discontinued operations Group share						—

Net income Group share						(692)

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	(658)	(23)	—
On net operating income	—	(464)	(14)	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(83)

3rd quarter 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,684	28,818	4,849	6		38,357
Intersegment sales	4,782	1,292	362	40	(6,476)	—
Excise taxes	—	(4,829)	—	—	—	(4,829)

Revenues from sales	9,466	25,281	5,211	46	(6,476)	33,528

Operating expenses	(3,631)	(24,007)	(4,728)	(150)	6,476	(26,040)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(835)	(272)	(133)	(9)		(1,249)

Operating income	5,000	1,002	350	(113)		6,239

Equity in income (loss) of affiliates and other items	252	89	5	240		586
Tax on net operating income	(3,219)	(293)	(107)	106		(3,513)

Net operating income	2,033	798	248	233		3,312

Net cost of net debt						(111)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(77)

Net income from continuing operations Group share						3,124

Net income from discontinued operations Group share						(13)

Net income Group share						3,111

3rd quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,073	383	202	9	—	2,667
Divestitures at selling price	80	90	4	12	—	186
Cash flow from operating activities	2,534	1,180	291	1,048	—	5,053

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros

2nd quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,424	30,516	4,965	4		40,909
Intersegment sales	5,439	1,256	443	44	(7,182)	—
Excise taxes	—	(5,141)	—	—	—	(5,141)

Revenues from sales	10,863	26,631	5,408	48	(7,182)	35,768

Operating expenses	(4,702)	(25,021)	(4,972)	(192)	7,182	(27,705)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(785)	(283)	(134)	(10)		(1,212)

Operating income	5,376	1,327	302	(154)		6,851

Equity in income (loss) of affiliates and other items	252	75	(44)	139		422
Tax on net operating income	(3,237)	(394)	(73)	31		(3,673)

Net operating income	2,391	1,008	185	16		3,600

Net cost of net debt						(18)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(141)

Net income from continuing operations Group share						3,441

Net income from discontinued operations Group share						—

Net income Group share						3,441

2nd quarter 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	291	42	(11)		322
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	291	42	(11)		322

Equity in income (loss) of affiliates and other items (2)	—	10	(51)	(122)		(163)
Tax on net operating income	—	(80)	3	4		(73)

Net operating income (1)	—	221	(6)	(129)		86

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(6)

Net income from continuing operations Group share						80

Net income from discontinued operations Group share						—

Net income Group share						80

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	291	92	—
On net operating income	—	221	62	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(87)

2nd quarter 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,424	30,516	4,965	4		40,909
Intersegment sales	5,439	1,256	443	44	(7,182)	—
Excise taxes	—	(5,141)	—	—	—	(5,141)

Revenues from sales	10,863	26,631	5,408	48	(7,182)	35,768

Operating expenses	(4,702)	(25,312)	(5,014)	(181)	7,182	(28,027)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(785)	(283)	(134)	(10)		(1,212)

Operating income	5,376	1,036	260	(143)		6,529

Equity in income (loss) of affiliates and other items	252	65	7	261		585
Tax on net operating income	(3,237)	(314)	(76)	27		(3,600)

Net operating income	2,391	787	191	145		3,514

Net cost of net debt						(18)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(135)

Net income from continuing operations Group share						3,361

Net income from discontinued operations Group share						—

Net income Group share						3,361

2nd quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,209	368	176	26	—	2,779
Divestitures at selling price	502	50	67	5	—	624
Cash flow from operating activities	3,371	984	(7)	(302)	—	4,046

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros

3rd quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,065	27,936	4,042	12		37,055
Intersegment sales	5,543	1,171	124	30	(6,868)	—
Excise taxes	—	(5,206)	—	—		(5,206)

Revenues from sales	10,608	23,901	4,166	42	(6,868)	31,849

Operating expenses	(4,592)	(21,697)	(3,827)	(123)	6,868	(23,371)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(817)	(265)	(123)	(8)		(1,213)

Operating income	5,199	1,939	216	(89)		7,265

Equity in income (loss) of affiliates and other items	140	67	14	55		276
Tax on net operating income	(3,137)	(640)	(56)	61		(3,772)

Net operating income	2,202	1,366	174	27		3,769

Net cost of net debt						(40)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(103)

Net income from continuing operations Group share						3,626

Net income from discontinued operations Group share						19

Net income Group share						3,645

3rd quarter 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	958	108	—		1,066
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	958	108	—		1,066

Equity in income (loss) of affiliates and other items (2)	—	18	2	(200)		(180)
Tax on net operating income	—	(316)	(36)	—		(352)

Net operating income (1)	—	660	74	(200)		534

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(4)

Net income from continuing operations Group share						530

Net income from discontinued operations Group share						(11)

Net income Group share						519

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	958	108	—
On net operating income	—	660	74	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(112)

3rd quarter 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,065	27,936	4,042	12		37,055
Intersegment sales	5,543	1,171	124	30	(6,868)	—
Excise taxes	—	(5,206)	—	—		(5,206)

Revenues from sales	10,608	23,901	4,166	42	(6,868)	31,849

Operating expenses	(4,592)	(22,655)	(3,935)	(123)	6,868	(24,437)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(817)	(265)	(123)	(8)		(1,213)

Operating income	5,199	981	108	(89)		6,199

Equity in income (loss) of affiliates and other items	140	49	12	255		456
Tax on net operating income	(3,137)	(324)	(20)	61		(3,420)

Net operating income	2,202	706	100	227		3,235

Net cost of net debt						(40)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(99)

Net income from continuing operations Group share						3,096

Net income from discontinued operations Group share						30

Net income Group share						3,126

3rd quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,589	493	275	—		3,357
Divestitures at selling price	161	21	—	66		248
Cash flow from operating activities	2,818	893	498	555		4,764

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros

9 months 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	15,822	87,026	14,503	18		117,369
Intersegment sales	15,621	3,883	957	127	(20,588)	—
Excise taxes	—	(14,577)	—	—		(14,577)

Revenues from sales	31,443	76,332	15,460	145	(20,588)	102,792

Operating expenses	(13,013)	(72,617)	(14,281)	(491)	20,588	(79,814)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(2,453)	(815)	(446)	(28)		(3,742)

Operating income	15,977	2,900	733	(374)	—	19,236

Equity in income (loss) of affiliates and other items	887	233	(121)	592		1,591
Tax on net operating income	(9,995)	(861)	(153)	192		(10,817)

Net operating income	6,869	2,272	459	410		10,010

Net cost of net debt						(170)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(292)

Net income from continuing operations Group share						9,548

Net income from discontinued operations Group share						(5)

Net income Group share						9,543

9 months 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales						—

Operating expenses	—	6	(58)	(20)		(72)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(50)	—		(50)

Operating income (1)	—	6	(108)	(20)		(122)

Equity in income (loss) of affiliates and other items (2)	195	23	(149)	(191)		(122)
Tax on net operating income	(150)	8	87	6		(49)

Net operating income (1)	45	37	(170)	(205)		(293)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						7

Net income from continuing operations Group share						(286)

Net income from discontinued operations Group share						(19)

Net income Group share						(305)

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	6	69	—
On net operating income	—	37	49	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(253)

9 months 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	15,822	87,026	14,503	18		117,369
Intersegment sales	15,621	3,883	957	127	(20,588)	—
Excise taxes	—	(14,577)	—	—		(14,577)

Revenues from sales	31,443	76,332	15,460	145	(20,588)	102,792

Operating expenses	(13,013)	(72,623)	(14,223)	(471)	20,588	(79,742)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(2,453)	(815)	(396)	(28)		(3,692)

Operating income	15,977	2,894	841	(354)		19,358

Equity in income (loss) of affiliates and other items	692	210	28	783		1,713
Tax on net operating income	(9,845)	(869)	(240)	186		(10,768)

Net operating income	6,824	2,235	629	615		10,303

Net cost of net debt	—	—	—	—		(170)
Minority interests and dividends on subsidiaries’ redeemable preferred shares	—	—	—	—		(299)

Net income from continuing operations Group share	—	—	—	—		9,834

Net income from discontinued operations Group share	—	—	—	—		14

Net income Group share	—	—	—	—		9,848

9 months 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	6,363	1,072	702	59		8,196
Divestitures at selling price	935	153	99	20		1,207
Cash flow from operating activities	9,736	3,365	247	590		13,938

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros

9 months 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	14,080	72,471	12,471	20		99,042
Intersegment sales	13,936	3,135	526	108	(17,705)	—
Excise taxes	—	(15,503)	—	—		(15,503)

Revenues from sales	28,016	60,103	12,997	128	(17,705)	83,539

Operating expenses	(12,184)	(54,390)	(11,694)	(358)	17,705	(60,921)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(2,411)	(784)	(385)	(24)		(3,604)

Operating income	13,421	4,929	918	(254)		19,014

Equity in income (loss) of affiliates and other items	393	294	39	248		974
Tax on net operating income	(7,917)	(1,641)	(271)	142		(9,687)

Net operating income	5,897	3,582	686	136		10,301

Net cost of net debt						(130)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(269)

Net income from continuing operations Group share						9,902

Net income from discontinued operations Group share						30

Net income Group share						9,932

9 months 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	2,113	66	—		2,179
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(11)	—		(11)

Operating income (1)	—	2,113	55	—		2,168

Equity in income (loss) of affiliates and other items (2)	—	48	5	(414)		(361)
Tax on net operating income	—	(696)	(19)	—		(715)

Net operating income (1)	—	1,465	41	(414)		1,092

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(9)

Net income from continuing operations Group share						1,083

Net income from discontinued operations Group share						(102)

Net income Group share						981

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	2,113	66	—
On net operating income	—	1,465	48	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(249)

9 months 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	14,080	72,471	12,471	20		99,042
Intersegment sales	13,936	3,135	526	108	(17,705)	—
Excise taxes	—	(15,503)	—	—		(15,503)

Revenues from sales	28,016	60,103	12,997	128	(17,705)	83,539

Operating expenses	(12,184)	(56,503)	(11,760)	(358)	17,705	(63,100)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(2,411)	(784)	(374)	(24)		(3,593)

Operating income	13,421	2,816	863	(254)		16,846

Equity in income (loss) of affiliates and other items	393	246	34	662		1,335
Tax on net operating income	(7,917)	(945)	(252)	142		(8,972)

Net operating income	5,897	2,117	645	550		9,209

Net cost of net debt						(130)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(260)

Net income from continuing operations Group share						8,819

Net income from discontinued operations Group share						132

Net income Group share						8,951

9 months 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	5,590	1,069	678	59	—	7,396
Divestitures at selling price	551	124	30	133	—	838
Cash flow from operating activities	7,737	2,512	785	464	—	11,498

CONSOLIDATED STATEMENT OF INCOME (impact of adjustments)
TOTAL
(unaudited)

	9 months			9 months
	2006			2005
			Consolidated
			statement
Amounts in millions of euros	Adjusted	Adjustments	of income	Adjusted

Sales	117,369	—	117,369	99,042
Excise taxes	(14,577)	—	(14,577)	(15,503)
Revenues from sales	102,792	—	102,792	83,539

Purchases, net of inventory variation	(64,546)	75	(64,471)	(50,399)
Other operating expenses	(14,776)	(147)	(14,923)	(12,424)
Unsuccessful exploration costs	(420)	—	(420)	(277)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,692)	(50)	(3,742)	(3,593)

Operating income
Corporate	(354)	(20)	(374)	(254)
Business segments	19,712	(102)	19,610	17,100

Total operating income	19,358	(122)	19,236	16,846

Other income	194	195	389	88
Other expense	(202)	(202)	(404)	(105)

Financial interest on debt	(1,260)	—	(1,260)	(844)
Financial income from marketable securities and cash equivalents	992	—	992	650
Cost of net debt	(268)	—	(268)	(194)

Other financial income	451	—	451	297
Other financial expense	(194)	—	(194)	(194)
Income taxes	(10,670)	(49)	(10,719)	(8,908)
Equity in income (loss) of affiliates	1,464	(115)	1,349	1,249

Consolidated net income from continuing operations (Group without Arkema)	10,133	(293)	9,840	9,079

Consolidated net income from discontinued operations (Arkema)	14	(19)	(5)	133

Consolidated net income	10,147	(312)	9,835	9,212

Group share	9,848	(305)	9,543	8,951
Minority interests and dividends on subsidiaries’ redeemable preferred shares	299	(7)	292	261

	3rd quarter			3rd quarter
	2006			2005
			Consolidated
			statement
Amounts in millions of euros	Adjusted	Adjustments	of income	Adjusted

Sales	38,357	—	38,357	37,055
Excise taxes	(4,829)	—	(4,829)	(5,206)
Revenues from sales	33,528	—	33,528	31,849

Purchases, net of inventory variation	(20,961)	(681)	(21,642)	(20,603)
Other operating expenses	(4,920)	(81)	(5,001)	(3,721)
Unsuccessful exploration costs	(159)	—	(159)	(113)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,249)	(50)	(1,299)	(1,213)

Operating income
Corporate	(113)	(9)	(122)	(89)
Business segments	6,352	(803)	5,549	6,288

Total operating income	6,239	(812)	5,427	6,199

Other income	55	1	56	3
Other expense	(9)	(152)	(161)	(28)

Financial interest on debt	(545)	—	(545)	(314)
Financial income from marketable securities and cash equivalents	381	—	381	254
Cost of net debt	(164)	—	(164)	(60)

Other financial income	144	—	144	98
Other financial expense	(74)	—	(74)	(76)
Income taxes	(3,460)	198	(3,262)	(3,399)
Equity in income (loss) of affiliates	470	59	529	458

Consolidated net income from continuing operations (Group without Arkema)	3,201	(706)	2,495	3,195

Consolidated net income from discontinued operations (Arkema)	(13)	—	(13)	31

Consolidated net income	3,188	(706)	2,482	3,226

Group share	3,111	(692)	2,419	3,126
Minority interests and dividends on subsidiaries’ redeemable preferred shares	77	(14)	63	100